SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

(a free translation of the original in Portuguese)

Rio Polímeros S.A.

Financial Statements

at December 31, 2009 and 2008

and Report of Independent Accountants

PricewaterhouseCoopers
Rua da Candelária, 65 - 11º, 14°, 15º e 16°
Cjs. 1302 a 1304
20091-020 - Rio de Janeiro - RJ - Brazil
Caixa Postal 949
Telephone (55 21) 3232-6112
Fax (55 21) 2516-6319
pwc.com/br

Report of Independent Accountants

To the Management and Stockholders of

Rio Polímeros S.A.

1        We have examined the balance sheets of Rio Polímeros S.A. (“Company”) at December 31, 2009 and 2008 and the corresponding statements of operations, changes in stockholders’ equity, cash flows and value added for the years ended at said dates, prepared under its Management’s responsibility. Our responsibility is to express an opinion about these financial statements.

2        Our analysis were conducted in accordance with the auditing standards applicable in Brazil, which require analysis to be made with a view to providing a fairly presentation of the financial statements in all their material respects. Therefore, our review comprised, among other procedures: a) the planning of works, considering the relevance of balances, the volume of transactions, the accounting systems, as well as the Company’s internal controls; b) the verification, based on tests, of both evidence and records supporting the amounts and accounting information disclosed; and c) the evaluation of the most significant accounting practices and estimates adopted by the Company's Management, as well as the presentation of the financial statements taken as a whole.

3        In our opinion, the aforementioned financial statements duly represent, in all material respects, both equity and financial position of Rio Polímeros S.A. at December 31, 2009 and 2008, the result of its operations, the changes in stockholders’ equity, cash flows, as well as the value added in the operations related to the years ended at said dates, in accordance with the accounting practices adopted in Brazil.

4        Financial statements for the year ended December 31, 2009 were prepared assuming that the regularization of raw materials supply, which have been executed by Petróleo Brasileiro S.A. - PETROBRAS, will be successfully completed, as described in Note 1. Therefore, the financial statements do not include any adjustments due to this uncertainty.

Rio de Janeiro, March 17, 2010

 /s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

 /s/ Patricio Marques Roche

Patricio Marques Roche

Accountant

CRC 1RJ081115/O-4

Rio Polímeros S.A.

Balance Sheet at December 31

In thousands of Reais

Assets	Note	2009	2008	Liabilities and stockholders’ equity	Note	2009	2008
Current assets				Current liabilities
Cash and cash equivalents		3,523	3,384	Suppliers
Marketable securities	4	64,558	83,103	Third parties		40,120	33,800
Trade accounts receivable				Related parties	8	46,800	60,069
Third parties	5	91 ,931	118,672	Loans and financing	13	375,326	361,116
Related parties	8	5,119	15,994	Taxes payable	14	47,070	97,404
Inventories	6	128,930	262,314	Income tax and social contribution payable		5,212
Taxes recoverable	7	60,209	75,738	Provision for labor charges (vacation, 13th month pay, etc,)		7,053	15,355
Deferred income tax and social contribution	12	11,069		Proposed dividends	16	8,330	8,330
Prepaid expenses		5,109	3,475	Advances from customers - third parties		10,270
Other accounts receivable		2,149	421	Advances from customers - related parties	8	49,277
				Other		2,847	6,311
		372,597	563,101
						592,305	582,385
Non-current assets Long-term receivables				Non-current liabilities
Compulsory and judicial deposits	15	2,040	60	Loans and financing	13	1,141,085	1,479,723
Deferred income tax and social contribution	12	115,965	134,901	Taxes payable	14	70,885	73,043
Taxes recoverable	7	185,133	165,703	Provision for tax, civil and labor risks	15	1,071
		303,138	300,664			1,213,041	1,552,766
Property, plant and equipment	9	2,055,848	2,069,283	Stockholders’ equity	16
Intangible assets	10	123,706	162,713	Capital		1,469,806	1,469,806
Deferred charges	11	306,229	355,2 14	Profit reserves		26,745	26,745
				Accumulated deficit		(140,379)	(180,727)
		2,788,921	2,887,874
						1,356,172	1,315,824
Total assets		3,161,518	3,450,975	Total liabilities and stockholders’ equity		3,161,518	3,450,975

The notes are an integral part of the financial statements.

Rio Polímeros S.A.

Statement of operations

For the years ended December 31

In thousands of Reais, unless otherwise indicated

	Note	2009	2008
Gross sales
Domestic market		1,130,076	1,414,202
Foreign market		233,636	347,982

		1,363,712	1,762,184
Sales deductions
Taxes on sales		(256,655)	(332,667)
Refund and rebates		(12,781)	(10,514)

Net sales		1,094,276	1,419,003
Cost of sales		(1 ,030,520)	(1,175,205)

Gross profit		63,756	243,798

Operating expenses
Selling		(102,587)	(105,772)
General and administrative		(48,620)	(36,928)
Management fees	8	(1,731)	(896)
Other operating expenses, net			(71)

Operating income (loss) before financial result		(89,182)	100,131

Financial result
Financial expenses		(134,560)	(155,359)
Financial income		19,633	17,476
Monetary and exchange variations, net		257,535	(205,226)

		142,608	(343,109)
Income (loss) before income tax and social contribution		53,426	(242,978)
Income tax and social contribution	12
Current		(5,212)
Deferred		(7,866)	82,978

Net income (loss) for the year		40,348	(160,000)

Outstanding shares at the end of the year		1,271,898,030	1,271,898,030

Net income (loss) per share at the end of the year - R$		0.0317	(0.1258)

The notes are an integral part of the financial statements.

Rio Polímeros S.A.

Statements of changes in stockholders’ equity

In thousands of Reais

		Profit reserves		Accumulated
	Capital	Legal	Investments	deficit	Total
At December 31, 2007	1,469,806	1,754	24,991		1,496,551
Previous years adjustments (Note 2)				(20,727)	(20,727)

At December 31, 2007- adjusted	1,469,806	1,754	24,991	(20,727)	1,475,824
Loss for the year				(160,000)	(160,000)

At December 31, 2008	1,469,806	1,754	24,991	(180,727)	1,315,824
Net income for the year				40,348	40,348

Balances at December 31, 2009	1,469,806	1,754	24,991	(140,379)	1,356,172

The notes are an integral part of the financial statements.

Rio Polímeros S.A.

Statements of cash flows

For the years ended December 31

In thousands of Reais

	2009	2008
Cash provided by operating activities
Net income (loss) for the year	40,348	(160,000)
Adjustments to reconcile net income for the period with cash provided by operating activities
Deferred income tax and social contribution	7,866	(82,978)
Depreciation and amortization	149,346	138,296
Allowance for doubtful accounts	(917)	(3,027)
Provision for tax, civil and labor risks	(749)	140
Residual value of property, plant and equipment and intangible assets written-off	23	210
Residual value written-off from deferred charges		69
Financial expenses and exchange variation from loans and financing	(173,168)	236,950

	22,749	129,660
Decrease (increase) in assets
Adjustment to 2007 opening balance of Law 11638/07		(20,727)
Trade accounts receivable	29,558	(9,203)
Accounts receivable from related parties	10,875	3,939
Inventories	122,798	(135,120)
Taxes recoverable	11,697	62,276
Prepaid expenses	(1,634)	2,596
Interest income		(645)
Other assets	(1,888)	649

Increase (decrease) in liabilities
Suppliers - third parties	5,562	8,433
Suppliers - related parties	(13,269)	3,116
Labor provisions and charges	42,284	1,048
Taxes payable	(118,646)	(51,325)
Income tax and social contribution payable	5,212
Royalties due abroad		113
Advances from customers	10,270
Advances from customers - related parties	49,277
Loans interest payable	(124,655)
Other liabilities	(3,462)	283

Net cash provided by (used in) operating activities	46,728	(4,907)

Cash provided by investing activities

Marketable securities	18,545	13,641
Addition to property, plant and equipment	(23,340)	(33,160)
Addition to intangible assets	(65)	(276)

Net cash used in investing activities	(4,860)	(19,795)

Rio Polímeros S.A.

Statements of cash flows For the years ended December 31 In thousands of Reais	continued

	2009	2008
Cash provided by financing activities
Loans and financing
New loans	283,844	(324,249)
Repayment of loans	(325,573)	310,761

Net cash used in financing activities	(41 ,729)	(13,488)

Increase (decrease) in cash and cash equivalents	139	(38,190)

Cash and cash equivalents
Opening balance	3,384	41,574
Closing balance	3,523	3,384

Increase (decrease) in cash and cash equivalents	139	(38,190)

Additional information
Interest paid during the year	124,655	148,730
Income tax and social contribution on income paid during the year	15,936	10,654

The notes are an integral part of the financial statements.

Rio Polímeros S.A.

Statements of value added

For the years ended December 31

In thousands of Reais

	2009	2008
Revenues
Sale of goods, products and services	1,351,105	1,751,670
Allowance for doubtful accounts	917	3,027

	1,352,022	1,754,697
Inputs acquired from third parties
Raw materials consumed	870,351	1,136,005
Other costs from products sold	(12,744)
Material, energy, third parties services and other	209,038	169,306
Assets realization losses		71

	1,066,645	1,305,382

Gross added value	285,377	449,315

Retentions
Depreciation and amortization	149,346	128,799

Net value added produced by entity	136,031	320,516

Value added received from transfer
Financial income and revenue from monetary and exchange variations	277,168	56,128

Total value added to distribute	413,199	376,644

Value added distributed	413,199	376,644

Personnel and charges	46,623	59,560
Taxes, fees and contributions	190,484	77,848
Interest rate and rentals	135,744	399,236
Retained earnings (loss)	40,348	(160,000)

The notes are an integral part of the financial statements.

Rio Polímeros S.A.

Notes to the financial statements as of December 31, 2009 and 2008

All amounts stated in thousands of reais, unless otherwise indicated

1          Operations

Rio Polímeros S.A. ("Company") has polyethylene annual production capacity of 540 thousand tons, deriving from fraction of natural gas produced at Campos basin. Its industrial unit is located at the Chemical Gas Complex in Duque de Caxias-RJ.

The Company is a result of an investment made with own funds of its stockholders UNIPAR - União de Indústrias Petroquímicas S.A., Quattor Petroquímica S.A., Petrobras Química S.A. - Petroquisa, Petróleo Brasileiro S.A. - PETROBRAS and BNDESpar Participações; and loans raised with the Brazilian Development Bank - BNDES, US Ex-Im Bank and European Banks Union collateralized by SACE - Servizi Assicurativi Del Commercio Estero da Itália.

The Company obtained the Operation License nº FE 13.989, issued by State Foundation of Engineering and Environment - FEEMA, an authority subordinated to the state government of Rio de Janeiro. This license was issued on March 18, 2008 and is valid until March 18, 2013, and automatically renewed provided that certain conditions established by FEEMA are fulfilled.

The Company, in accordance with the raw material supply agreement executed with  Petróleo Brasileiro S.A. - PETROBRAS at December 22, 2000, guarantees the supply of raw materials (ethane and propane) to produce 500,000 tons/year of ethene, which guarantee the project supply needs.

Taking into account current price of these raw materials on the market, the annual commitment is approximately R$962,000. In addition to the supply guarantee, the agreement provides for the purchase and sale of said raw materials (take or pay and supply or pay).

This agreement is valid for 15 years as of the date of first supply of ethane and/or propane, executed after completing the Company’s pre-operational phase and plant tests. At the end of this period, in the event neither party expresses any disagreement, this agreement will be automatically renewed for successive two-year periods under same current conditions.

The Company tenders joint guarantees with its stockholders related to the payment for PETROBRAS’ future supply of raw material. These guarantees will be extinguished in the following cases: (i) the Company pays these amounts or (ii) the payment of all Company’s liabilities to the creditors in the long-term loan agreements (estimated for the second quarter of 2016), which occurs first.

Since the integrated plant startup in 2006, the Company has been affected by an irregular supply of raw material. In the year ended December 31, 2009, the Company posted an operating loss of R$89,182 thousand, mostly due to this instability. In order to regularize this supply, PETROBRAS has been developing works at the processing plant of Cabiúnas - RJ and at the gas pipeline of

Campos basin, aiming at stabilizing the supply of this input and works are estimated to be completed in March 2010. The Company’s Management understands that with the guarantee of full and continued gas supply from the completion of the aforementioned works, the industrial plant will have conditions to optimizing its operations and reverting operating losses current scenario.

2          Presentation of the financial statements

The financial statements referring to the year ended December 31, 2009 were approved by the Company’s Management on March 12, 2010 and were prepared in accordance with accounting practices adopted in Brazil, which comprise the Brazilian Corporation Law and rules issued by the Brazilian Securities Commission - CVM, including the pronouncements issued by the Accounting Pronouncements Committee - CPC.

When preparing the financial statements, it is necessary to use estimates to account for certain assets, liabilities and other transactions. Therefore, the Company’s financial statements include estimates referring to the selection of property, plant and equipment useful lives, allowances required in tax, civil and labor risks, provisions for income tax and other. Actual results may differ from estimates.

New accounting pronouncements

The standards and interpretations listed below were published and are mandatory for the fiscal years starting on or after January 1, 2010. Other standards and interpretations were published that altered the accounting practices adopted in Brazil, according to the harmonization process with the International Financial Reporting Standards. The following standards are only those that may (or should) most significantly affect the Company’s financial statements. The Company did not anticipate the adoption of these standards in the fiscal year ended December 31, 2009.

The CPCs applicable to the Company, taking into account their operations are: Inventories (CPC 16); Investments in associated companies (CPC 18); Borrowing costs (CPC 20); Provisions, contingent assets and liabilities (CPC 25); Property, plant and equipment (CPC 27); Revenues (CPC 30); Taxes on income (CPC 32); First-time adoption of International Financial Reporting Standards (CPC 37); Financial instruments: recognition and measurement (CPC 38); Financial instruments: presentation (CPC 39); Financial instruments: disclosure (CPC 40); Accounting for dividend payment proposal (ICPC 08); Individual, separate and consolidated financial statements and application of the equity method of accounting (ICPC 09); Clarifications on CPC 27 and CPC 28 (ICPC 10).

The Company’s Management is analyzing the impacts of changes introduced by these new pronouncements and made a decision of not anticipating the adoption of the CPC Pronouncements, Interpretations and Guidelines in its 2009 financial statements, effective for the fiscal years starting as of January 1, 2010. In the event of adjustments deriving from the adoption of new accounting practices as of January 1, 2010, the Company shall evaluate the need of measuring again the effects on its 2009 financial statements for comparison purposes, in the event these new procedures are effective as of the start of the fiscal year to end at December 31, 2010.

Changes in the Brazilian Corporation Law

At December 28, 2007, the Law 11638, amended by Provisional Measure (PM) 449 of December 4, 2008, converted into Law 11941/09, changed and introduced new provisions to the Brazilian Corporation Law. This law and PM mainly aimed at updating the Brazilian Corporation Law so that to enable the convergence process of the accounting practices adopted in Brazil with the International Financial Reporting Standards issued by the International Accounting Standards Board - IASB. The application of said law and PM became mandatory for the annual financial statements starting on or as of January 1, 2008.

The changes in the Brazilian Corporation Law resulted in the following main effects on the Company’s financial statements:

(a)             Securities investments: securities held for trading and available-for-sale securities now are evaluated at their fair value against income for the year and stockholders’ equity, respectively. See Note 3 (b).

(b)            Adjustment to present value – trade accounts receivable and accounts payable to suppliers with long-term and short-term maturities with relevant amount were adjusted to the present value, see Note 3 (c).

(c)       Reclassifications – certain expenses incurred and recorded under deferred charges were reclassified into intangible assets.

As authorized by pronouncement CPC 13 - "First-time Adoption of Law 11638/07 and PM 449/08", the Company’s Management decided to strictly comply with Paragraph 1 of Article 186 of Law 6404/76 and considered January 1, 2008 as the transition date to adopt the new accounting practices adopted in Brazil.

The Management assessed the adjustments deriving from Law 11638/07 and PM 449/08, on the transition date and determined the amount of R$20,727, recorded under "accumulated deficit", as previous years adjustments referring to the adjustment to present value.

3          Summary of the main accounting practices adopted

Main accounting practices adopted when preparing these financial statements are the following:

(a)              Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, short-term investments to originally mature within three months or less, which are readily convertible into a known cash amount and subject to an insignificant risk of changing the value and limits used from current account overdraft.

(b)               Financial instruments

(i)                Classification and measurement

The Company classifies its financial assets under the following categories: measured at fair value through profit or loss, loans and receivables, held to maturity and available for sale. The classification depends on the purpose to which the financial assets were acquired. The Management determines the classification of its financial assets upon initial recognition of each operation.

(ii)               Financial assets measured at fair value through profit or loss

The financial assets measured at fair value through profit or loss are those held for trading actively and frequently. The assets of this category are classified as current assets. The gains or losses deriving from changes in fair value of financial assets, measured through profit or loss are stated in the income statement under "Financial Result" in the period in which they occur, unless the instrument has been contracted connected to other operation. In this case, the changes are recognized under the same line of results affected by said operation.

(iii)             Loans and receivables

This category includes loans granted and receivables which are non-derivative financial assets with fixed or determinable payments, not quoted on the active market. These are included as current assets, except for those with maturity exceeding 12 months following the balance sheet closing date. The Company’s loans and receivables comprise eventual loans to companies pertaining to the same economic group, trade accounts receivable, other accounts receivable and cash and cash equivalents, except for short-term investments. Loans and receivables are recorded by their amortized cost, using the effective interest rate method.

(iv)            Assets held to maturity

These are basically the financial assets that cannot be classified as loans and receivables, since they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial capacity to be held in portfolio to maturity. These are evaluated by acquisition cost, plus earnings against income for the period, using the effective interest rate method.

(v)              Available-for-sale financial assets

The available-for-sale financial assets are non-derivative instruments which are designated in this category or not classified in any other category. These are classified as non-current assets, unless the Management plans to sell the investment within 12 months after the balance sheet date. The available-for-sale financial assets are recorded by their fair value. Available-for-sale securities interest, calculated based on the effective interest rate method are is recognized in the income statement as financial income. The amount corresponding to the change in fair value is entered against stockholders’ equity, under asset valuation adjustment account and realized against profit or loss upon its settlement or impairment.

(vi)            Fair value

The fair value of investments publicly quoted is based on current purchase prices. For financial assets without active market or publicly quoted, the Company establishes the fair value through valuation techniques. These techniques include the use of recent operations contracted with third parties, benchmark to other instruments which are substantially similar, the analysis of discounted cash flows and option pricing models that use as much as possible the market information and rely least as possible on the entity’s management information.

On the balance sheet date, the Company evaluates if there is objective evidence that a financial asset or group of financial assets is recorded for value above its recoverable value (impairment). If there is any evidence of cumulative losses for the available-for-sale financial assets, measured as the difference between the acquisition cost and current fair value, less any impairment loss of this financial asset previously recognized in profit or loss, is removed from assets and recognized in the income statement.

(c)             Trade accounts receivable

Initially, trade accounts receivable are evaluated by present value, less allowance for doubtful accounts. The allowance for doubtful accounts is established when there is objective evidence that the Company will not be capable of collecting all the amounts due according to the original terms of the accounts receivable. The allowance amount is the difference between the carrying value and recoverable value.

The present value is calculated based on the effective interest rate of installment sales. This interest rate is compatible with the nature, term and risks of similar transactions under market conditions.

(d)              Inventories

Inventories are evaluated at the average acquisition or production cost that does not exceed the market value.

The cost of inventories is based on the principle of average cost and includes the expenses incurred in the acquisition, transportation and inventories warehousing. In case of finished products inventories and work in process, the cost includes manufacturing general expenses based on the operation’s usual capacity. The replacement parts are recorded based on the acquisition cost and written-off as production cost upon consumption or obsolescence.

The net realizable value is the sales price estimated in the usual course of business, less execution costs and sales expenses. Imports in progress are stated at the accumulated cost of each import.

(e)              Deferred income tax and social contribution

Deferred income tax and social contribution are calculated over income tax and social contribution losses and corresponding temporary differences between the tax calculation basis over assets and liabilities and the carrying values of the financial statements. These taxes rates, currently defined in order to calculate these deferred credits are 25% for income tax and 9% for social contribution.

Deferred tax assets are recognized to the extent it is probable that the future taxable income is available to be used the temporary differences and/or tax losses carryforward, based on future results projections and based on internal assumptions and future economic scenarios that may change (Note 12(a)).

(f)                Judicial deposits

The deposits are monetarily adjusted and stated as deducted amount of a corresponding liability, when there is no possibility of redeeming these deposits, unless the Company is granted a favorable court decision.

(g)              Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates effective on the transaction dates. The balances of balance sheet accounts are translated by the exchange rate of the balance sheet date. Exchange gains and losses resulting from the settlement of these operations and the translation of foreign currency-denominated monetary assets and liabilities are recognized in the income statement.

(h)               Property, plant and equipment

These are recorded at the acquisition, formation or construction cost. Depreciation is calculated by the straight-line method at rates that take into account the estimated useful life of assets as reported in Note 9.

Sales gains and losses are determined by comparing the sale amount with the carrying value and are included in the profit or loss.

Charges costs on loans raised to finance the construction of property, plant and equipment, where applicable, are capitalized during the period necessary to execute and prepare the asset for intended use.

Repairs and maintenance are appropriated to profit or loss during the period they are incurred. The cost of main renovations is included in the asset’s carrying value when it is probable that future economic benefits exceeding the performance standard initially evaluated for the existing asset will flow to the Company.

Main renovations are depreciated during the remaining useful life of related asset.

(i)                 Intangible assets

 Software

Licenses acquired from software are capitalized and amortized during their estimated useful life by the rate described in Note 10.

The expenses related to the development or maintenance of software are recognized as expenses to the extent these are incurred. The expenses directly associated with identifiable and exclusive software, controlled by the Company and that probably will generate economic benefits higher than costs for over one year, are recognized as intangible assets. Direct expenses include the salaries of software development staff and appropriate amount of related general expenses.

Software development expenses recognized as assets are amortized using the straight-line method during their useful lives by the rates mentioned in Note 10.

Water mains

The expenses incurred to build Guandu-Reduc which will carry water used in the Company’s production process have been amortized, on a straight-line basis for a 30-year term. It is worth mentioning that works were financed by the Company and Petrobras, 50% for each one.

Technology

(i)         Polyethylene Technology (PE)

It refers to the licenses acquired connected with the patent and right to use technology in the fluidized bed process, from low pressure gaseous phase to produce low and high density polyethylene (PEBD and PEAD). The expenses amortization has been made on a straight-line basis for a 30-year term.

(ii)       Basic petrochemicals technology (QB)

It refers to the licenses acquired connected with the patent and right of use in the olefin production process to manufacture ethylene polymer, propylene polymer and other byproducts. The expenses amortization has been made on a straight-line basis for a 30-year term.

(j)                Deferred charges

Expenses incurred during the pre-operational phase, recorded at the formation cost were deferred and have been amortized after the operations startup within 10 years, as described in Note 11.

(k)              Asset impairment

Property, plant and equipment and other non-current assets, including deferred charges, are reviewed yearly in order to identify impairment, or also, whenever events or changes in circumstances indicate that the carrying value cannot be recoverable. When this is the case, the recoverable value is calculated to verify if there is any loss. In case of any loss, it is recognized by the amount in which the asset’s carrying value exceeds its recoverable value, which is the highest value between the sales net price and the asset’s value in use. For valuation purposes, assets are grouped into a smaller group of assets to which there are cash flows identifiable separately.

(l)                 Provisions

Provisions are recognized when the Company has current, legal obligation or not formalized, as a result of past events and it is probable that an outflow will be necessary to settle the obligation and a reliable estimate of the amount can be made.

The Company recognizes provision for onerous contracts when benefits expected to be earned from a contract are lower than the inevitable costs in order to settle the obligations assumed by means of contract.

(m)              Employees benefits

(i)                 Pension liabilities

These comprise defined contribution private pension plans, in which the Company contributes to the private pension plans on a compulsory, contractual or voluntary basis. As soon as contributions are made, the Company does not have any obligation in relation to additional payments. Regular contributions comprise the net periodical costs of the period in which these are due and thus, they are included in the personnel expenses.

(ii)               Profit sharing and bonus

The Company grants profit sharing to its employees and bonuses to its management, subject to the achievement of corporate and individual targets. At December 31,2009, the Company recorded R$1,312 as profit sharing and bonuses (R$8,384 at December 31, 2008), under  “Provision for labor charges”, in current liabilities.

(n)               Loans and financing

Loans and financing are initially recognized by their fair value, upon receipt of proceeds, net of transaction costs. Subsequently, these are stated by the amortized cost, i.e., plus monetary and exchange variations, charges and interest rates proportional to the period incurred ("pro rata temporis") taking into account funding effective rate to the balance sheets dates and they are stated in Note 13.

(o)              Determination of income

The result of operations is determined in accordance with the accrual basis. Product sales revenue is recognized in profit or loss when risks and benefits inherent to the product are transferred to the buyer. Revenue is not recognized if there is significant uncertainty as to its realization.

4        Marketable securities

	2009	2008
Bank Deposit Certificates - CDB	2,001	32,620
Money Market Funds (*)	28,311	50,483
Repurchase agreements - debentures	34,246
	64,558	83,103

(*) Indexed to the U.S. dollar

At December 31, 2009, the offshore amount of R$28,311 (R$50,483 at  December 31, 2008) is linked to loans with US Ex-Im Bank and Sace. The short-term Bank Deposit Certificates - CDB yield approximately 98% of the Interbank Deposit Certificate - CDI and 100.06% of the Interbank Deposit Certificate - CDI for repurchase agreements.

5          Accounts receivable – Third parties

	2009	2008
Customers –domestic market	73,619	90,733
Customers – foreign market	22,002	32,546
	95,621	123,279
Allowance for doubtful accounts	(3,690)	(4,607)
	91,931	118,672

Below, the breakdown of allowance for doubtful accounts for the period ended December 31, 2009:

Balance at December 31, 2008	Additions	Reversals and write-offs	Balance at December 31, 2009
(4,607)	(1)	918	(3,690)

The summary of balances per age of accounts receivable is the following:

	2009	2008

Accounts falling due:
Up to 30 days	63,170	85,885
31 to 60 days	14,223	29,915
61 to 90 days		499
91 to 365 days		241
	77,393	116,540
Accounts overdue
Up to 30 days	11,889	1,848
31 to 60 days	418	1,173
61 to 90 days	266	1,291
91 to 365 days	2,208
Over 365 days	3,447	2,427
	18,228	6,739
	95,621	123,279

The amounts more than 90 days overdue sum up R$5,655 (R$2,427 at December 31,2008), as shown above. After analyzing the risks involved and guarantees in force, the Management decided to record an allowance for doubtful accounts of R$3,690 (R$4,607 at December 31, 2008), since we understand there is no risk of loss for other amounts overdue due to security interest or acknowledgment of debt that have been  honored by defaulting customers.

6          Inventories

	2009	2008
Finished products	45,408	140,581
Work in process	9,180	20,450
Raw materials, chemical products and ancillary materials	17,184	18,701
Imports in transit	28,001	22,683
Material under third parties’ possession	21 ,841	10,724
	7,316	49,175
	128,930	262,314

At December 31, 2009 and 2008, a provision for realization value adjustment was not necessary.

7     Taxes recoverable

	2009	2008
Value-added tax ( ICMS) (a)	205,000	219,011
Social Integration Program- PIS (b)	5,492	10,558
Social Contribution on Revenues (COFINS) (b)	26,741	48,890
Withholding income tax	559	1,330
Income tax and social contribution (c)	21,150	17,072
Adjustment to present value Law 11638/07(d)	(13,600)	(55,420)
	245,342	241 ,441
Current assets	(60,209)	(75,738)
Non-current assets	185,133	165,703

(a)    It basically refers to deferred ICMS, recorded based on Decree Law 25665/1999, levied on imports of equipment and parts destined to the construction of industrial complex. Said decree allows the Company, as substitute taxpayer, to postpone ICMS payment during 6 years as of assets acquisition date, and no financial charges will incur. As of the expiration of tax, the Company can offset the ICMS credits in its operations, at the 1/48 ratio. In addition, the Company also has R$4,961 in ICMS credits corresponding to the acquisition of equipment for the industrial complex of other states and not included in the aforementioned deferral. These other credits will be also offset at the 1/48 ratio.

(b)    It refers to PIS and COFINS deriving from the acquisition of equipment that comprise the industrial complex delivered by the partnership liable for its construction, at that time, at April 1, 2006. In the first quarter of 2007, the Company reclassified R$93,898 from property, plant and equipment to taxes recoverable in order to realize them at the 1/48 ratio, as authorized by prevailing laws.

(c)    It refers to prepaid income tax and social contribution for the 2009 fiscal year, in the total amount of R$15,936 (R$10,654 at December 31, 2008) and previous years credit balances.

(d)    The variation observed between December 31, 2008 and December 31, 2009 mainly derives from the Company’s review in the calculation of adjustment to present value over taxes recoverable.

8          Related parties

Related parties transactions derive from business operations executed between the Company and companies related to their shareholders. The balances at December 31, 2009 and 2008, as well as transactions carried out in respective years, are shown as follows:

					2009
	Accounts receivable	Suppliers	Advances from customers	Revenues (a)	Purchases (b)

UNIPAR Comercial e Distribuidora S.A.	1,145			38,240	72
Petróleo Brasileiro S.A. - PETROBRAS	2,318	28,803		55,672	497,083
Quattor Petroquímica S.A.	1,144		49,277	1,406
Quattor Química S.A. (c)	512	17,939		77,719	394
Quattor Químicos Básicos S.A. (c)				2,969	52,913
Petroquímica União S.A.				1,555
Carbocloro S.A. Indústrias Químicas		58			542
Petrobras Distribuidora S.A.					4
	5,119	46,800	49,277	177,561	551,008
					2008
	Accounts receivable	Suppliers	Advances from customers	Revenues (a)	Purchases (b)

UNIPAR Comercial e Distribuidora S.A.	3,038			39,994
Petróleo Brasileiro S.A. - PETROBRAS	13,027	57,577		87,898 (a)	956,808
Petrobras Distribuidora S.A.					83
Petrobras Química S.A.					308
Petrobras Comercializadora de Energia S.A.					45,747
Quattor Petroquímica S.A.	78			131,250
Quattor Química S.A. (c)		2,449		262	6,691
Quattor Químicos Básicos (c)		249		646	249
Adjustment to present value Law 11638/07	(149)	(206)
	15,994	60,069		260,050	1,009,886

Main related parties transactions were carried out as follows:

(a)             these mainly refer to sales of byproducts and chemical residues according to contracts in force;

(b)             purchases refer to acquisitions of raw materials, electric power, direct inputs and services rendered, made under conditions agreed upon between the parties;

(c)      as announced to the market, Quattor Químicos Básicos S.A. ("QQB") was merged on June 30, 2009 into Polietilenos União S.A., a subsidiary of Quattor Participações S.A., parent company of Rio Polímeros. At the meeting held by Polietilenos União S.A. that approved the merger also resolved to change its corporate name to Quattor Química S.A.

Remuneration of key management personnel

The Company considers as “key management personnel” the members of its board of directors and executive board, in addition to the chief executive officer. The remuneration paid to these members in 2009 amounted to R$576 thousand (R$2,767 thousand in 2008).

9     Property, plant and equipment

	Land	Buildings and constructions	Equipment and facilities	Vehicles	Furniture and fixtures	Other	Total in operation	Works in progress	Total property, plant and equipment
Total cost	7,922	129,875	2,090,137	97	2,798	19,821	2,250,650	35,665	2,286,315
Accumulated depreciation		(14,754)	(198,811)	(53)	(1,043)	(2,371)	(217,032)		(217,032)
Residual value	7,922	115,121	1,891,326	44	1,755	17,450	2,033,618	35,665	2,069,283
Balances at December 31, 2008	7,922	115,121	1,891,326	44	1,755	17,450	2,033,618	35,665	2,069,283
Acquisition			2,272		3	406	2,681	20,659	23,340
Transfer to intangible assets		(249)	84,426	148		(13,203)	71 ,122	(37,335)	33,787
Sale		(15)	(8)				(23)		(23)
Adjustment to present value Law 11638/07			13,600				13,600		13,600
Depreciation		(5,143)	(77,560)	(23)	(275)	(1,138)	(84,139)		(84,139)
Balances at December 31, 2009	7,922	109,714	1,914,056	169	1,483	3,515	2,036,859	18,989	2,055,848
Total cost	7,922	128,570	2,193,834	245	2,801	4,653	2,338,025	18,989	2,357,014
Accumulated depreciation		(18,856)	(279,778)	(76)	(1,318)	(1,138)	(301,166)		(301,166)
Residual value	7,922	109,714	1,914,056	169	1,483	3,515	2,036,859	18,989	2,055,848
Annual depreciation rates -%		4	3.43	11.7	10.1	4.53

Plant assets, which started to operate on April 1, 2006, were collateralized in loans contracted abroad in first degree and loan from the Social and Economic Development Fund - FUNDES, in second degree (Note 13).

The Company has the following investment plans in progress, whose amounts already disbursed are those recorded under "works in progress":

(a)           Implement the installation of a warehousing system and delivery of propane, whose amount disbursed in 2009 was R$12,117.

(b)             Install a multi fuel boiler, whose total amount of the project is estimated at
R$ 27,000.

(c)             Install  a reprocessing system for off-spec product, whose total amount estimated and reviewed is R$5,559. Until December 31, 2009, R$4,941 had already been invested.

(d)             On July 31, 2009, the Company recorded R$2,279 under "machinery and equipment " related to capitalizable expenses, deriving from scheduled downtime for preventive maintenance   of its plant. The next downtime is scheduled for 2011.
The Company evaluated the recovery of the carrying value of remaining property, plant and equipment using the discounted cash flow model of cash generating units, according to the assumptions set forth in CVM Deliberation 527 – Assets Impairment. The process to estimate the value in use involves assumptions, judgments and estimates on the future cash flows, growth rates and discount rates. Future cash flows and growth projections assumptions are based on the annual budget and in the Company’s long-term business plan approved at the meetings of the Executive Board and Board of Directors, as well as comparable market data and they represent the Management’s best estimate of the economic conditions that will prevail during the economic useful life of group of assets that generate cash flows.

Main key assumptions used when estimating the value in use to which the recoverable value of assets is more sensitive, are described below:

•           Revenues: revenues were projected based on the annual budget of the next year and on the business plan of the Company and its subsidiaries, which comprises the period between 2010 and 2019.

•           Operating costs and expenses: Costs and expenses were projected based on the Company’s historical performance, excluding non-recurring and atypical effects observed.

•           Capital investment: Fixed assets investments were estimated taking into account the infrastructure necessary to support the Company’s production and sales projection.

Key assumptions were estimated taking into account the Company’s historical performance and based on reasonable macroeconomic assumptions and compatible with external sources of information grounded on the financial market projections, documented and approved by the Management’s bodies.

In line with economic valuation techniques, the evaluation of value in use is made for a 10-year period. Growth rates of revenues used are compatible with long-term macroeconomic expectations, which are yearly reviewed based on the historical performance and outlook for the sector where the Company operates.

Estimated future cash flows were discounted at the discount rate of 14%.

The recovery test of the Company's assets did not require the recognition of losses, since the estimated value in use exceeds its net carrying value on the valuation date.

10        Intangible assets

	Technology	Software acquired	Water mains	Soil right of use	Total
Total cost	88,178	54,306	51 ,432	490	194,406
Accumulated amortization	(7,840)	(19,162)	(4,691)		(31,693)
Residual value	80,338	35,144	46,741	490	162,713
Balances at December 31, 2008	80,338	35,144	46,741	490	162,713
Acquisition		65			65
Transfer from property, plant and equipment		(33,787)			(33,787)
Amortization	(2,936)	(637)	(1,712)		(5,285)
Balances at December 31, 2009	77,402	785	45,029	490	123,706
Total cost	88,178	20,584	51 ,432	490	160,684
Accumulated amortization	(10,776)	(19,799)	(6,403)		(36,978)
Residual value	77,402	785	45,029	490	123,706
Annual amortization rates - %	3.33	11.8	3.33

The Company evaluated the recovery of the intangible assets carrying value according to the assumptions set forth by CVM Deliberation 527 – Assets impairment. Further details are described in Note 9.

11        Deferred charges

	Pre-operating expenses (a)	Restructuring expenses (b)	Total
Total cost	217,301	285,344	502,645
Accumulated amortization	(69,032)	(78,399)	(147,431)
Residual value	148,269	206,945	355,214
Balances at December 31, 2008	148,269	206,945	355,214
Amortization	(20,450)	(28,535)	(48,985)
Balances at December 31, 2009	127,819	178,410	306,229
Total cost	217,301	285,343	502,644
Accumulated amortization	(89,481)	(106,934)	(196,415)
Residual value	127,820	178,409	306,229
Annual amortization rates - %	9.4	10

(a)       These refer to pre-operating expenses related to the gas-chemical complex development project and also expenses incurred during the pre-marketing phase of polyethylene resins completed on March 31, 2006.

(b)       These refer to expenses (administrative, financial expenses, studies, etc.) related to the Company’s plant construction project.

As authorized by Provisional Measure 449/08, converted into Law 11941/09, the remaining balance of deferred charges at December 31, 2008 that could not be allocated to property, plant and equipment and intangible assets will remain in assets under this classification until their full amortization at the rates mentioned above, but subject to periodic impairment analysis.

The Company evaluated the recovery of intangible assets carrying value according to the assumptions set forth by CVM Deliberation 527 – Assets Impairment. Further details are described in Note 9.

12        Deferred income tax and social contribution

(a)       Income tax and social contribution credits

Deferred income tax and social contribution included in the financial statements derive from temporary differences, tax losses as follows:

	2009	2008
Income tax and social contribution losses	296,432	303,032
Temporary differences
Provision for tax, civil and labor risks	1,147	1,914
Provision for asset losses	59,974	69,569
Other	16,077	22,253
Total deferred basis of income tax and social contribution	373,630	396,768
Income tax and social contribution rates	34%	34%
Total deferred income tax and social contribution	127,034	134,901
Current	11,069
Non-current	115,965	134,901

(a)       Estimated realization period

The assets amounts, net of deferred tax liabilities show the following realization expectation:

Year	December 31, 2009	December 31, 2008
2010	11,069	12,480
2011	9,181	11,672
2012	24,111	34,559
2013	30,505	49,300
2014	52,168	26,890
	127,034	134,901

Deferred income tax and social contribution are registered in order to reflect future tax effects attributable to temporary differences between the tax basis of assets and liabilities and their respective carrying values.

Tax credits over tax losses of previous years did not have limitation period and carryforward was limited to 30% of the annual taxable income.

As the taxable basis of the income tax and social contribution on net income derive not only from the profit that can be generated, but also from the existence of non-taxable revenues, undeductible expenses, tax incentives and other variables, there is no immediate correlation between the Company’s net income and income tax and social contribution results. Therefore, the expectation of utilization of tax credits should not be considered as the only indication of the Company’s future results.

According to the material fact announced to the market on June 11, 2008, within the corporate and tax strategy of Quattor Group, the future merger of the Company into Quattor Petroquímica S.A. is expected, a company also controlled by Quattor Participações S.A. Accordingly, the estimate of realizing deferred income tax and social contribution may change in view of the new realization conditions and the successor company’s profit expectations.

(c)       Reconciliation of income tax and social contribution expense

The reconciliation between income tax and social contribution expense by nominal and effective rate is shown below:

Income (loss) before income tax and social contribution	2009	2008
	53,426	(242,978)
Combined nominal rate of income tax and social contribution - %	34	34
Income tax and social contribution to the rates set forth by laws	(18,165)	82,613
Adjustments for calculation by effective rate
Undeductible expenses	(56)	(4,971)
Adjustment to present value Law 11638	5,143	5,336
Income tax and social contribution expense, net	(13,078)	82,978

For the purposes of calculating the income tax and social contribution on net income for 2009, the Company elected the Transitional Tax System - RTT, which allows the legal entity to remove the accounting effects of Law 11638 and PM 449/08, converted into Law 11941 of May 27,2009, by means of registrations in Taxable Income Control Register (LALUR) or ancillary controls, without changing the commercial accounting. The option for RTT was made upon submission of the Corporate Income Tax Return (DIPJ) for calendar year 2008.

The financial statements for the fiscal years ended December 31, 2009 and 2008 were prepared considering the RTT.

13      Loans and financing

	Annual interest rates and commissions - % (*)	2009	2008
Foreign currency
US$284,426 (US$326,760 in 2008) (1)	Exchange variation +
	5.51% p.a.	495,243	763,639
US$77,846 (US$41,423 in 2008) (2)	Exchange variation +
	5.20% to 10.40% p.a.	135,545	96,806
US$5,742 (US$19,273 in 2008) (3)	Exchange variation +
	7.80% p.a.	9,998
DDomestic currency (for acquisition of machinery and equipment)
CDI (4)	132%CDI p.a.
	(4)	51,175	45,041
TJLP and UMBNDES	TJLP or basket + 5% p.a.	660,746	789,300
Fixed	6.00% p.a.	163,704	146,053
		1,516,411	1,840,839
Less
Current liabilities		(375,326)	(361,116)
Non-current liabilities		1,141,085	1,479,723

(1)       These refer to loans raised with US Ex-Im Bank and SACE, in U.S. dollars.

(2)       These are advances from exchange contracts to finance the Company’s working capital.

(3)       These are loans under the modality of Resolution 2770 with fixed yield.

(4)       These are loans under the modality of NCE – Export Credit Note by means of transfer of foreign funds with yield indexed to CDI.

Non-current amounts of loans and financing at December 31 mature as follows:

	2009	2008
2010	156,776	184,837
2011	171,296	184,837
2012	199,583	201,611
2013	209,202	232,107
2014	209,208	240,684
2015	116,149	238,975
2016	78,871	196,672
2017
	1,141,085	1,479,723

The Company collateralized the operational assets in first degree related to the loans raised with US Ex-Im Bank and SACE, and in second degree with the State Government of Rio de Janeiro, due to financing of ICMS payable raised with FUNDES.

In addition, as collateral for BNDES,  US Ex-Im Bank and SACE loans, the Company offered  cash flows from future operations, backed by exports contracts, the pledge of shares issued by the Company owned by shareholders Quattor Participações S.A. (parent company), Quattor Petroquímica S.A. and BNDESPAR, besides the subrogation of assignment for the soil right of use.

As mentioned in Note 15(d), contracts with US Ex-Im Bank, SACE and BNDES estimate that the Company should monthly deposit in an investment account 1/6 of the amounts to be paid half-yearly.

Foreign currency-denominated loan contracts foresee that the Company should reach certain minimum financial ratios. The failure to comply with these contractual clauses results in a restricted payment of dividends to shareholders. At December 31, 2009, the Company reached the minimum financial ratios.

14        Taxes payable

	2009	2008
ICMS (a)	109,478	164,077
Excise tax - IPI	2,878	2,700
Contribution for Intervention in Economic Domain-CIDE	1,535	600
IRRF (withholding income tax)	1,087	1,054
INSS (National Social Security Institute)	1,373	481
ISS (services tax)	1,091	1,335
Other	513	200
	117,955	170,447
Current	(47,070)	(97,404)
Non-current	70,885	73,043

(a)          It mainly refers to deferred ICMS, recorded based on Decree Law 25665/1999, levied on imports of equipment and parts destined to the construction of the industrial complex. Said decree allows the Company, as substitute taxpayer, to postpone ICMS payment for 6 years as of assets acquisition date, and no financial charges will incur. As of the expiration of tax, the Company can offset the ICMS credits in its operations, at the 1/48 ratio.

15        Provision for tax, civil and labor risks and commitments

(a)               Provision for tax, civil and labor risks

This is recorded in order to deal with probable losses in administrative and legal proceedings related to tax, civil and labor issues in amounts deemed as sufficient, according to the evaluation of legal counsels and advisors.

On the financial statements dates, the Company shows the following provisions for risks and corresponding judicial deposits related to these risks:

	Balances at December 31, 2008	Additions	Write-offs/reversals	Balances at December 31, 2009
Tax	1,914		(1,914)
Labor		945		945
Civil		220		220
	1,914	1,165	(1,914)	1,165
(-) Judicial deposits	(1,914)		1,820	(94)
		1,165	(94)	1,071

Judicial deposits that represent the Company’s restricted assets are related to the amounts deposited and held at court until the settlement of controversies to which they are subject. The balances of judicial deposits to which no risk provision was created at December 31, 2009, amounted to R$2,040 (R$60 at December 31, 2008) and are classified under "judicial deposits" in non-current assets. The judicial deposits increase basically refers to the lawsuit that puts into question the mandatory payment of delinquent fine in the late payment of CIDE which our legal counsels and advisors classify as possible loss, reason that no provision was created.

(b)              Nature of provisions for risks

The Company is party in tax, civil and labor claims, and other lawsuits in progress and is discussing these issues both in the administrative and judicial levels, which, where applicable, are supported by judicial deposits. The provisions for eventual losses deriving from these lawsuits are estimated and adjusted by Management, supported by the opinion of its legal counsels and advisors.

(c)               Possible losses, not accrued in the balance sheet

The Company has tax, civil and labor claims involving risks of losses classified by the Management as possible, based on the evaluation of its legal counsels and advisors and to which no provision was created, amounting to R$2,675, R$4,570 and R$766, respectively (total amount of R$696 at December 31,2008).

(d)             Commitments

•           Assignment for soil right of use commitment

Initially, the Company signed a commitment with the city government of Duque de Caxias, supported by Municipal Law 1519/00, entitling it to use the property where the industrial complex was built for a 50-year period renewable for another 50 years.

Subsequently, by means of a statement for assignment of soil right of use, the city government of Duque de Caxias transferred the definitive possession of 87.49% of the area destined to the construction of the industrial complex. The legal proceeding that transfers the possession of the remaining area to the Company is under procedural progress at the 4th Civil Court of Duque de Caxias and the expectation is of a favorable court decision.

•           Supply of raw material

As mentioned in Note 1, the Company has an agreement for the supply of raw material with the related party PETROBRAS.

•           Long-term export contract

At July 5, 2001, the Company signed a polyethylene export contract with Vinmar International Limited. The contract provides for the trading of 1,200,000 tons by the product price effective on the market, within a 10-year period as of the startup of the industrial operation and stipulates that exports to be traded by the Company with other companies shall be submitted to Vinmar International Limited’s analysis.

•           Loan agreement

As provided for in the offshore depository agreement executed with US Ex-Im Bank and European Banks Union, collateralized by SACE - Servizi Assicurativi Del Commercio Estero, and the onshore depository agreement executed with the Brazilian Development Bank - BNDES, the Company shall set aside monthly in a specific account, 1/6 of the foreign loan debt service amount, including interest rates and principal. The deposit amount derives from polyethylene exports and shall be used to pay for the loan half-yearly.

At December 31, 2009, in order to meet this commitment, the Company deposited R$24,300 corresponding to US$14 million (R$83,103 - US$35.6 million at December 31, 2008), recorded in the balance sheet under "marketable securities" (Note 4).

16        Stockholders’ equity

(a)              Capital stock

At December 31, 2009 and 2008, subscribed and paid-up capital is R$1,469,806 represented by 1,271,898,030 registered shares, of which 1,271,897,730 are common shares and 300 are preferred shares, with no par value. Preferred shares are non-voting and have preemptive right in the reimbursement of capital in the event of liquidation.

(b)              Legal reserve

Legal reserve is created yearly as allocation of 5% of net income for the year and cannot exceed 20% of the capital stock. The legal reserve aims at ensuring the integrity of capital stock and only can be used to carryforward losses and increase capital.

(c)            Investments reserve

Profit retention reserve refers to the retention of retained earnings remaining balance, in order to meet the business growth project established in its investment plan, according to the capital budget proposed by the Company’s Management to be resolved at the General Meeting pursuant to Article 196 of the Brazilian Corporation Law.

(d)              Proposed dividends

The Company’s bylaws provide for the distribution of a minimum dividend of 25% of the net income for the year adjusted according to Article 202 of Law 6404/76 with the new wording given by Law 10303/2001, and for the fiscal years ended in 2009 and 2008 no distribution proposal was made due to the accumulated losses recorded by the Company.

According to the foreign currency-denominated loan agreements, the Company shall pay three loan installments (principal plus services) before paying dividends above the mandatory minimum dividend provided for by Article 202 of Law 6404/1976.

17        Financial instruments

The Company participates in usual financial instruments as described below.

The estimated fair market values for assets, liabilities and financial instruments at December 31, 2009 and 2008 are similar to those mentioned in the financial statements.

(a)               Financial risks management policy

The Company abides by the financial guidelines established in the shareholders’ agreement executed between UNIPAR and PETROBRAS, indirect controlling shareholders, whose main focus is the identification, measurement and efficient reduction of risk whether financial or operational risk.

The chief financial officer strictly observes the pre-established limits, such as for instance, the bank minimum rating for financial investments.

In relation to derivatives, no speculative transaction is carried out but only firm commitments, such as repayment of loans and interest payment of loan agreement, to which the size of exposure to foreign currency is certain are considered in hedging actions. Any hedge/derivative operation shall be submitted and approved by the Board of Directors. Nevertheless, it is worth mentioning that by contractual force of foreign funding entities, the Company does not operate derivative financial instruments, especially swap operations.

(b)              Identification and evaluation of financial instruments

The Company operates with several financial instruments, pointing out cash and cash equivalents, including financial investments, trade accounts receivable, accounts payable to suppliers, loans and financing.

Taking into account the nature of these instruments, the fair value is basically determined by applying the discounted cash flow method. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, most of them within terms lower than three months. Considering term and characteristics of these instruments, which are systematically renegotiated, the carrying values approximate fair values.

(c)              Liquidity risk

It is the risk of the Company not having sufficient net funds to honor its financial commitments, due to mismatch of term or volume between receivables and payables estimated.

(d)              Market risk

(i)        Credit risk

The financial instruments that potentially subject the Company to concentration of credit risk are mainly bank accounts, financial investments and trade accounts receivable. The balance of accounts receivable is distributed among several customers, except for Vinmar International Limited (see Note 15 (d)), whose sales in 2009 approximately accounted for 17.1% of total gross operating revenue, there is no other customer that represents a concentration of 10% or more of total gross operating revenue, neither of balance receivable.  In order to decrease the credit risk, the Company has been individually evaluated its customers so that to determine the credit limit, but, according to the industry practice, no advanced receipt is required, neither guarantees, except for exports to which there is a letter of credit. The Company’s Management monitors the risk of balance receivable from customers by recording an allowance for doubtful accounts.

(ii)       Exchange rate risk

The Company is subject to significant variations, due to the foreign exchange rate volatility effects over assets and liabilities pegged to foreign currencies, mainly the U.S. dollar.

At December 31, 2009 and 2008, the Company had foreign currency-denominated assets and liabilities described in the chart below. The Company maintains receivables abroad according to the long-term agreement executed with Vinmar International Limited, as well as offshore financial investments at Chase Bank in order to meet the commitment to pay half-yearly installments of loans raised in the foreign market.

	2009		2008
	Foreign currency	Reais	Foreign currency	Reais
Assets
Investments in US$	16,259	28,311	21 ,602	50,483
Accounts receivable in US$	12,636	22,002	17,908	32,546
		50,313		83,029
Liabilities
Suppliers in US$	7,784	13,554	3,003	15,195
Loans and financing in US$	368,014	640,786	368,185	860,445
		654,340		875,640
Net exposure		(604,027)		(792,611)

18        Pension Plan

In 2004, Rio Polímeros adhered to the private pension plan of PREVINOR – Private Pension Association, which mainly aims at supplementing the benefits granted by Brazilian Social Security to employees, based on the Defined Contribution Pension Plan. Monthly contributions are calculated based on employees payroll.

As of October 2009, with the withdrawal of PREVINOR sponsorship, the Company then started to sponsor the supplementary private pension plan called QUATTOR PREV, established under the defined contribution scheme, which has Brasilprev Seguros e Previdência S.A. as management company. Pursuant to the prevailing social security laws, the Company’s employees may transfer (Portability Law) previous plan’s funds to Quattor Prev. The new supplementary private pension plan had an initial adhesion of 96.5% of the Company's employees.

Pursuant to the rules of PREVINOR and QUATTOR PREV plans, the contributions the Company made during 2009 amounted to R$1,258 (R$1,558 in 2008).

19         Insurance coverage

The Company adopts the policy of maintaining a property insurance coverage for property, plant and equipment and inventories subject to risks, based on the advice of its insurance consultants.

Main insurance coverage involving fire risks, operational risks and civil liability effective at December 31, 2009, is the following:

Type of risk	Purpose	Amount insured
Terrorism	Business interruption	174,120
Operational risks	Property damages	1,842,228
Operational risks	Loss of profit	615,427
Civil liability	Management	13,930
Civil liability	Commercial and industrial establishment/employer/products	52,236

20        Subsequent event

(a)             At January 22, 2010, the indirect parent company UNIPAR announced through a Material Fact that executed an Investment Agreement to sell to Braskem S.A. ("Braskem") all its interest held in Quattor Participações, parent company of Rio Polímeros, corresponding to 60% of its total and voting capital for R$647,300.

(b)            At the same date, Braskem disclosed a Material Fact, jointly with Odebrecht S.A., Odebrecht Serviço e Participações S.A., PETROBRAS and Petrobras Química S.A. - Petroquisa, on the acquisition of Quattor Participações S.A. shares, informing that after its conclusion, (i) meetings will be convened in order to examine Braskem’s merger of shares issued by Quattor Participações held by PETROBRAS and (ii) Braskem will launch a public tender offer for the acquisition of the Company outstanding shares on the market, at the price of R$7.28 per share, as provided for in Article 254-A of the Brazilian Corporation Law, CVM Instruction 361/02 and the Company’s bylaws.

Up to date, the transfer of shares has not taken place yet, and all the actions concerned with the fulfillment of the phases described in the Investment Agreement and Material Facts disclosed have been in progress.

*           *          *

Structure of the Executive Board, Board of Directors and Fiscal Council

Board of Directors

Sitting members Frank Geyer Abubakir - Chairman Patrick Horbach Fairon – Vice Chairman Armando Galhardo Nunes Guerra Júnior Arthur César Whitaker de Carvalho José Octávio Vianello de Mello	Deputy members Flávio Antonio Esteves Galdino Antonio Aparecida de Oliveira Leonardo Lachman Affonso Cardoso Palmeiro Jorge Eduardo Badra Donato Priscila Valle Costa de Oliveira

Executive board
Term of office: until 2010 Annual General Meeting

Managing Officer:	Luiz de Mendonça
Officer:	Hélio Baptista Novaes

Fiscal Council
Term of office: until 2010 Annual General Meeting

Sitting members Antonio Ignácio de Mattos Neto Douglas Hamilton Woods João Claudio Zola Irineu Soares Manoel Antonio Pompeu Sá	Deputy members Paulo Aluisio de Souza Horta Junior Walter Lobo Guimarães Cláudio de Oliveira Mattos Ana Paula Soares do Vale Angélica Ferreira da Cunha

Antonio Lucas Rigolo Junior

Controller - Accountant CRC SP21 6995/O-3 S-RJ

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.